                                  OFFICE OF THE
                           COMPTROLLER OF THE CURRENCY
                             WASHINGTON, D.C. 20219

                                   FORM 10-Q/A

    (Mark One)

       [X]      QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                            SECURITIES EXCHANGE ACT OF 1934
                     For the quarterly period ended JUNE 30, 1999

                                       OR

       [ ]      TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                            SECURITIES EXCHANGE ACT OF 1934

                For the transition period from           to
                                              -----------   ------------

                     THE PACIFIC BANK, NATIONAL ASSOCIATION
                     --------------------------------------
             (Exact name of registrant as specified in its charter)

            UNITED STATES                                94-2865596
       -----------------------                       -----------------
  (State or other jurisdiction of                     (I.R.S. Employer
  incorporation or organization)                     Identification No.)

351 California Street, San Francisco, California               94104
------------------------------------------------------      ----------
         (Address of principal executive offices)           (Zip Code)

          Registrant's telephone number, including area code   (415) 576-2700
                                                              ----------------

                                 NOT APPLICABLE
              ----------------------------------------------------
              (Former name, former address and former fiscal year,
                         if changed since last report.)

               Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes  X   No
   ---     ---

               Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date.

                          Common Stock, $1.50 Par Value
                          -----------------------------
                                (Title of Class)
               Shares outstanding as of August 4, 1999 - 5,004,928
                         Page 1 of 27 sequential pages.


THE PACIFIC BANK, N.A.
SECOND QUARTER 1999 FORM 10-Q/A
--------------------------------------------------------------------------------------------------------------------

                         PART I - FINANCIAL INFORMATION


                                                                                                           PAGE

ITEM 1         Financial Statements
                    Consolidated Balance Sheets (As Restated)                                                 3

                    Consolidated Statements of Income (As Restated)                                           4

                    Consolidated Statements of Changes in Shareholders' Equity (As Restated)                  5

                    Consolidated Statements of Cash Flows (As Restated)                                       6

                    Notes to Consolidated Financial Statements (As Restated)                                 7-8

ITEM 2         Management's Discussion and Analysis of Financial Condition and Results
                 of Operations                                                                              9-21

ITEM 3         Quantitative and Qualitative Disclosures About Market Risk                                  22-23


                           PART II - OTHER INFORMATION

ITEM 1         Legal Proceedings                                                                             24

ITEM 4         Submission of Matters to a Vote of Security Holders                                           24

ITEM 6         Exhibits and Reports on Form 8-K                                                             24-26


SIGNATURES                                                                                                   27

THE PACIFIC BANK, N.A.
CONSOLIDATED BALANCE SHEETS (UNAUDITED)
---------------------------------------


                                                                                 June 30,             December 31,         June 30,
(in thousands, except per share data)                                              1999                    1998              1998
------------------------------------                                            ---------            ------------          -------
                                                                                            (As restated - see Note 5)
ASSETS
Cash and due from banks                                                      $    46,077           $     34,453        $   33,877
Federal funds sold and securities purchased under agreements to resell            35,000                 42,500            33,000
---------------------------------------------------------------------------------------------------------------------------------
         Cash and cash equivalents                                                81,077                 76,963            66,877
---------------------------------------------------------------------------------------------------------------------------------
Investment securities
Available-for-sale, at fair value                                                 74,715                 75,428            47,388
Held-to-maturity, at amortized cost (fair value: $43,375 at June 30, 1999,
  $46,742 at December 31, 1998 and $31,393 at June 30,1998)                       43,915                 46,325            31,216
Federal Reserve Bank stock and other securities                                    4,170                  4,108             3,990
---------------------------------------------------------------------------------------------------------------------------------
         Investment securities                                                   122,800                125,861            82,594
---------------------------------------------------------------------------------------------------------------------------------
Loans                                                                            502,687                484,474           418,774
Less:  Alowances for credit losses                                               (12,103)               (12,335)          (10,058)
---------------------------------------------------------------------------------------------------------------------------------
         Net loans                                                               490,584                472,139           408,716
---------------------------------------------------------------------------------------------------------------------------------
Premises and equipment                                                             3,990                  4,687             3,880
Customers' acceptance liability                                                    4,907                  8,438            11,300
Other real estate owned                                                              -                      382               -
Goodwill                                                                           7,690                  8,001             2,022
Other assets                                                                      16,320                 16,059            10,636
---------------------------------------------------------------------------------------------------------------------------------
Total assets                                                                    $727,368               $712,520          $586,025
---------------------------------------------------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities
 Deposits
  Noninterest-bearing                                                           $148,004               $143,567          $  88,512
  Interest-bearing
      Money market and savings accounts                                          301,664                304,823           223,507
      Time deposits of less than $100                                             70,666                 54,894            61,100
      Time deposits of $100 or more                                              117,463                108,591           114,947
---------------------------------------------------------------------------------------------------------------------------------
      Total deposits                                                             637,797                611,875           488,066
---------------------------------------------------------------------------------------------------------------------------------
Federal funds purchased and other borrowed funds                                      31                  1,047               855
Acceptances outstanding                                                            4,907                  8,438            11,300
Other liabilities (including $700 reserve for losses on off-balance sheet
  commitments at June 30, 1999)                                                   11,753                 11,300             3,061
---------------------------------------------------------------------------------------------------------------------------------
      Total liabilities                                                          654,488                632,660           503,282
---------------------------------------------------------------------------------------------------------------------------------
Shareholders' Equity
 Common stock par value $1.50 per share authorized, 21,000,000 shares outstanding (5,004,328 shares at June 30, 1999, 5,443,728 shares at
  December 31, 1998 and 5,527,728 at June 30, 1998)                                7,506                  8,166             8,292
 Additional paid-in capital                                                       59,611                 64,872            65,845
 Accumulated other comprehensive income                                             (178)                   356               193
 Retained earnings                                                                 5,941                  6,466             8,413
---------------------------------------------------------------------------------------------------------------------------------
      Total shareholders' equity                                                  72,880                 79,860            82,743
---------------------------------------------------------------------------------------------------------------------------------
Total liabilities and shareholders' equity                                      $727,368               $712,520          $586,025
---------------------------------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

THE PACIFIC BANK, N.A.
CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

----------------------------------------------------------------------------------------------------
                                                       For the Three Months      For the Six Months
                                                          Ended June 30,           Ended June 30,
                                                         1999        1998           1999     1998
(in thousands, except share and per share data)
----------------------------------------------------------------------------------------------------
                                                             (As restated - see Note 5)
Interest income
   Interest and fees on loans                           $ 11,329    $ 10,451       $ 22,256 $ 20,532
   Interest and investment securities                      1,691       1,253          3,425    2,545
   Interest on federal funds sold and deposits in banks      324         574            524    1,103
----------------------------------------------------------------------------------------------------
Total interest income                                     13,344      12,278         26,205   24,180
----------------------------------------------------------------------------------------------------
Interest expense
   Interest on deposits
      Interest on money market and savings accounts        2,203       2,076          4,467    4,078
      Interest on time deposits of less than $100            814         837          1,475    1,709
      Interest on time deposits of $100 or more            1,380       1,534          2,600    2,962
----------------------------------------------------------------------------------------------------
       Total interest on deposits                          4,397       4,447          8,542    8,749
   Interest on borrowed funds                                  7          11             20       19
----------------------------------------------------------------------------------------------------
       Total interest expense                              4,404       4,458          8,562    8,768
----------------------------------------------------------------------------------------------------
Net interest income                                        8,940       7,820         17,643   15,412
Provisions for credit losses                                 -           -              125      -
----------------------------------------------------------------------------------------------------
    Net interest income after provisions for credit losses 8,940       7,820         17,518   15,412
----------------------------------------------------------------------------------------------------
Noninterest income
  International/trade finance fees                           706        826           1,377    1,611
  Trust fees                                                 570        499           1,158      886
  Deposit service fees                                       453        327             911      632
  Investment sales fees                                       47        294              89      577
  Gains on sales of loans                                     53        173             133      292
  Other                                                      250         93             450      233
----------------------------------------------------------------------------------------------------
    Total noninterest income                               2,079      2,212           4,118    4,231
----------------------------------------------------------------------------------------------------
Noninterest expense
  Salaries and employee benefits                           4,531      4,416           8,980    8,596
  Premises and equipment                                   1,363      1,041           2,814    2,129
  Legal and professional fees                                561        264             823      582
  Outsourced data processing                                 431        362             895      667
  Travel and entertainment                                   151        116             285      207
  Postage and supplies                                       163        182             316      331
  Amortization of intangible assets                          140         34             279       69
  Other                                                      789        669           1,745    1,400
----------------------------------------------------------------------------------------------------
    Total noninterest expense                              8,129      7,084          16,137   13,981
----------------------------------------------------------------------------------------------------
Income before income taxes                                 2,890      2,948           5,499    5,662
Income tax provision                                       1,027      1,239           1,933    2,389
----------------------------------------------------------------------------------------------------
Net income                                              $  1,863   $  1,709        $  3,566 $  3,273
----------------------------------------------------------------------------------------------------
Net income per share
      Basic                                             $   0.37   $   0.32        $   0.70 $   0.61
      Diluted                                           $   0.36   $   0.30        $   0.68 $   0.57
----------------------------------------------------------------------------------------------------
Average common shares outstanding                          5,009      5,406           5,114    5,396
Average common shares-diluted                              5,151      5,779           5,259    5,759
----------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

THE PACIFIC BANK, N.A.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (UNAUDITED)


                                                                    FOR THE SIX MONTHS ENDED JUNE 30,
(dollars in thousands)                                                   1999               1998
                                                                    ------------         -----------
                                                                      (As restated - see Note 5)
COMMON STOCK

  Balance at January 1                                                  $ 8,166             $8,078
  Issuance of 6,400 shares in 1999 and 272,700 shares
   in 1998 under stock option plans                                          10                409
  Repurchases of 445,800 common shares in 1999 and
   130,000 common shares in 1998                                           (670)              (195)
--------------------------------------------------------------------------------------------------
       Total common stock                                                 7,506              8,292
--------------------------------------------------------------------------------------------------

ADDITIONAL PAID-IN CAPTIAL

  Balance at January 1                                                   64,872             63,823
  Issuance of shares under stock option plans                                51              3,368
  Repurchases of common shares                                           (5,312)            (1,346)
--------------------------------------------------------------------------------------------------
       Total additional paid-in capital                                  59,611             65,845
--------------------------------------------------------------------------------------------------

ACCUMULATED OTHER COMPREHENSIVE INCOME
  Balance at January 1                                                      356                203
  Comprehensive income:
    Net income                                                 $3,566               $3,273
    Other comprehensive income (loss) due to the change
     in market value of available-for-sale securities, net
     of tax benefit of $192 in 1999 and $4 in 1998)              (534)     (534)       (10)    (10)
--------------------------------------------------------------------------------------------------
       Total comprehensive income                               3,032                3,263
--------------------------------------------------------------------------------------------------
       Total accumulated other comprehensive income                        (178)               193
--------------------------------------------------------------------------------------------------

RETAINED EARNINGS

  Balance at January 1                                                    6,466              7,923
  Dividends declared on common shares ($0.16 per share
   in 1999 and $0.14 per share in 1998)                                    (805)              (763)
  Repurchases of common shares                                           (3,286)            (2,020)
  Net income                                                              3,566              3,273
--------------------------------------------------------------------------------------------------
       Total retained earnings                                            5,941              8,413
--------------------------------------------------------------------------------------------------
TOTAL SHAREHOLDERS EQUITY                                               $72,880            $82,743
--------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

THE PACIFIC BANK, N.A.
CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

---------------------------------------------------------------------------------------------
                                                              FOR THE SIX MONTHS ENDED JUNE 30,
                                                                   1999              1998
---------------------------------------------------------------------------------------------
(dollars in thousands)                                            (As restated - see Note 5)
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income................................................      $  3,566          $  3,273
  Reconciliation to net cash provided by operating
    activities:
    Depreciation and amortization...........................           201              (254)
    Provision for credit losses.............................           125
    Gains on sale of loans and other assets, net............          (149)             (288)
    Changes in:
      Accrued interest receivable and other assets..........         3,999            (2,170)
      Accrued interest payable and other liabilities........        (3,142)           (2,280)
--------------------------------------------------------------------------------------------
        Net cash provided (used) by operating activities....         4,600            (1,719)
--------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
  Proceeds from maturity of available-for-sale securities...         5,576            10,846
  Purchases of available-for-sale securities................        (5,923)           (5,274)
  Proceeds from maturity of held-to-maturity securities.....         3,271             7,636
  Purchases of held-to-maturity securities..................          (861)           (7,320)
  Purchases of other securities.............................          (256)             (387)
  Redemption of Federal Reserve Bank stock..................           194
  Net increase in loans.....................................       (23,406)          (26,366)
  Proceeds from sales of loans..............................         4,781             4,288
  Recoveries of previously charged-off loans................         1,532               835
  Proceeds from sales of foreclosed property................           398
  Purchases of bank premises and equipment..................          (690)             (444)
--------------------------------------------------------------------------------------------
        Net cash used by investing activities...............       (15,384)          (16,186)
--------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
  Net increase (decrease) in demand deposits, savings and
    money market accounts...................................        31,954           (18,645)
  Net increase (decrease) in time deposits..................        (6,032)               30
  Net increase (decrease) in federal funds purchased and
    borrowed funds..........................................        (1,016)              831
  Dividends paid on common stock............................          (792)             (754)
  Proceeds from issuance of common stock....................            61             3,777
  Repurchases of common stock...............................        (9,267)           (3,561)
--------------------------------------------------------------------------------------------
        Net cash provided (used) by financing activities....        14,908           (18,322)
--------------------------------------------------------------------------------------------
  Net increase (decrease) in cash and cash equivalents......         4,124           (36,227)
  Cash and cash equivalents at beginning of year............        76,953           103,104
--------------------------------------------------------------------------------------------
  Cash and cash equivalents at end of period................      $ 81,077          $ 66,877
--------------------------------------------------------------------------------------------
  Cash paid during the period for
    Interest on deposits and other borrowings...............      $  8,397          $  9,132
    Income taxes............................................           200             3,722
--------------------------------------------------------------------------------------------
  NONCASH INVESTING ACTIVITIES
    Loans transferred to held for sale                            $  4,648          $  3,261
--------------------------------------------------------------------------------------------

See notes to consolidated financial statements

THE PACIFIC BANK, N.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
(dollars in thousands)

1.  BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

The accounting and reporting policies of The Pacific Bank, N.A. and its subsidiaries ("Pacific Bank") conform with generally accepted accounting principles and with general practice within the banking industry. In the opinion of management, the unaudited interim consolidated financial statements as of June 30, 1999 and for the three and six-month periods ended June 30, 1999 and 1998, include all adjustments (consisting of normal recurring adjustments) necessary to fairly present Pacific Bank's financial position at June 30, 1999 and results of operations and cash flows for the three and six-month periods ended June 30, 1999 and 1998. The unaudited interim consolidated financial statements do not include all disclosures required by generally accepted accounting principles for annual financial statements. Accordingly, this report should be read in conjunction with Pacific Bank's 1998 Annual Report on Form 10-K/A. The results of operations for the three and six-month periods ended June 30, 1999 are not necessarily indicative of results to be expected for the entire 1999 year.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the financial statements. Actual results could differ from those estimates.

2.   RESTRUCTURING LIABILITY

Pacific Bank established a restructuring liability of $2,610 in the fourth quarter of 1998. The restructuring plan provided for the combination or closure of three branches serving duplicate markets and severance for employees throughout the organization. Lease termination costs were estimated at $2,163 of the total restructuring liability. During the second quarter of 1999, two branches were consolidated with nearby branches. Leasehold improvements of $403 were written off and rent at the former branches totaling $125 was charged to the restructuring liability during the quarter. The liability for payments to departing employees was originally established at $447. During the quarter, 3 employees were paid severance totaling $16. To date, $214 severance has been paid to 22 departing employees.

3.  SEGMENTS

Pacific Bank's three core lines of business are organized around the specific products and services provided to their customers. Revenues include net interest income from customers, intersegment interest credits or charges, and noninterest income. The operating results of the core lines of business for the three and six month periods ended June 30, 1999 and 1998 were as follows:

------------------------------------------------------------------------------------
                               Three months ended June 30,  Six months ended June 30,
                                      1999         1998         1999         1998
------------------------------------------------------------------------------------
Domestic Commercial Banking
     Revenues                      $ 7,144      $ 5,311      $13,911      $10,506
     Pretax income                   3,540        2,571        6,676        5,060

International / Trade Finance
     Revenues                        2,375        3,147        4,878        6,129
     Pretax income                     602        1,322        1,419        2,522

Wealth Management Services
 - as restated
     Revenues                          586          823        1,181        1,518
     Pretax income                     128          164          263          132
------------------------------------------------------------------------------------

Corporate overhead, provision for loan losses and goodwill amortization are not directly allocable to the segment results shown in the table above. The reconciliation of segment amounts to consolidated results is as shown in the following table.

----------------------------------------------------------------------------------------------------
                                     Revenues                             Pretax Income
----------------------------------------------------------------------------------------------------
                                                   (As restated)
                                                     Total                                  Total
                        Segments        Other    Consolidated   Segments       Other    Consolidated
----------------------------------------------------------------------------------------------------
Second Quarter 1999      $10,105      $   914      $11,019      $ 4,270      ($1,380)       $2,890
Second Quarter 1998        9,281          751       10,032        4,057       (1,109)        2,948
Six Months 1999           19,970        1,791       21,761        8,358       (2,859)        5,499
Six Months 1998           18,153        1,490       19,643        7,714       (2,052)        5,662
----------------------------------------------------------------------------------------------------

4.  RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In June of 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 standardizes the accounting for changes in the fair value of derivative instruments. Market value adjustments for derivatives designated as hedges are recognized in the statements of income and in other comprehensive income during the period of the change together with the gain or loss on the item being hedged. Management is reviewing the impact of SFAS No. 133 at this time, however adoption of this standard is not expected to have a material impact on Pacific Bank's consolidated financial position, results of operations or cash flows. SFAS No. 137 delays the effective date of SFAS No. 133 for one year, with adoption now required by January 1, 2001.


5.  RESTATEMENT

Subsequent to the issuance of Pacific Bank's Report on Form 10-Q for the quarterly period ended June 30, 1999 with the Office of the Comptroller of the Currency, management discovered accounting irregularities and certain operational losses in the bank's trust division. Pacific Bank conducted a special investigation which determined that trust fee income and trust fee receivables had been overstated in 1999 and 1998 and that certain operational losses had occurred. As a result, the financial statements have been restated from amounts previously reported to properly state trust fee income and trust fee receivables and to recognize the operational losses. The following table presents the significant effects of the restatement:

------------------------------------------------------------------------------------------------------
                                      AT OR FOR THE QUARTER ENDED          AT OR FOR THE QUARTER ENDED
                                            JUNE 30, 1999                        JUNE 30, 1998
                                      AS PREVIOUSLY   AS RESTATED         AS PREVIOUSLY   AS RESTATED
                                        REPORTED                            REPORTED
------------------------------------------------------------------------------------------------------
Balance sheet data:
Other assets and goodwill                 $25,264       $24,010              $13,151        $12,658
Other liabilities                          12,275        11,753                3,266          3,061
Shareholders' equity                       73,612        72,880               83,031         82,743

Income statement data:
Noninterest income                        $ 2,312       $ 2,079              $ 2,368        $ 2,212
Noninterest expense                         8,099         8,129                7,058          7,084
Income before income taxes                  3,153         2,890                3,130          2,948
Net income                                  2,017         1,863                1,815          1,709
Net income per share - basic              $  0.40       $  0.37              $  0.34        $  0.32
Net income per share - diluted            $  0.39       $  0.36              $  0.31        $  0.30
------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------
                                    AT OR FOR THE SIX MONTHS ENDED    AT OR FOR THE SIX MONTHS ENDED
                                            JUNE 30, 1999                      JUNE 30, 1998
                                      AS PREVIOUSLY   AS RESTATED         AS PREVIOUSLY   AS RESTATED
                                        REPORTED                            REPORTED
------------------------------------------------------------------------------------------------------
Income statement data:
Noninterest income                        $ 4,510       $ 4,118              $ 4,613        $ 4,231
Noninterest expense                        16,012        16,137               13,870         13,981
Income before income taxes                  6,016         5,499                6,155          5,662
Net income                                  3,868         1,933                3,561          3,273
Net income per share - basic              $  0.76       $  0.70              $  0.66        $  0.61
Net income per share - diluted            $  0.74       $  0.68              $  0.62        $  0.57
------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------
                                           AT DECEMBER 31, 1998
                                      AS PREVIOUSLY   AS RESTATED
                                        REPORTED
--------------------------------------------------------------------
Balance sheet data:
Accrued interest and other assets         $24,797       $24,060
Accrued interest and other liabilities     11,607        11,300
Shareholders' equity                       80,290        79,860
--------------------------------------------------------------------

THE PACIFIC BANK, N.A.
ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(in thousands, except per share data)
--------------------------------------------------------------------------------


This report on Form 10-Q/A contains statements primarily regarding Pacific Bank's historical performance, and such statements should not be interpreted to indicate how Pacific Bank will perform in future periods. This report on Form 10-Q/A also contains forward-looking statements regarding performance and the restructuring plan that are subject to risks and uncertainties. Such risks and uncertainties with respect to performance include, but are not necessarily limited to, defaults by borrowers, fluctuations in interest rates, inflation, government policies and regulations, year 2000 compliance and general economic conditions as well as competition within the business areas in which Pacific Bank is conducting its operations, including the real estate market in California, and other factors beyond Pacific Bank's control such as fraudulent conduct by borrowers and continued economic problems in Asia as well as other parts of the world. Such risks and uncertainties regarding execution of the restructuring plan may include, but are not necessarily limited to, Pacific Bank's ability to renegotiate or terminate existing leases successfully and to reduce its work force in accordance with its planned schedule and without unforeseen expenses. Such risks and uncertainties could cause results for subsequent interim periods or for the entire year or subsequent years to differ materially from those indicated in this report on Form 10-Q/A. Readers should not place undue reliance on such forward-looking statements, which reflect management's view only as of the date hereof. Pacific Bank undertakes no obligation to publicly revise these forward-looking statements to reflect subsequent events or circumstances. For a discussion of additional factors which could affect the bank's performance, please see Pacific Bank's publicly available filings with the Office of the Comptroller of the Currency and Pacific Bank's press releases.


RESTATEMENT

Subsequent to the issuance of Pacific Bank's Report on Form 10-Q for the quarterly period ended June 30, 1999 with the Office of the Comptroller of the Currency, management discovered accounting irregularities and certain operational losses in the bank's trust division. Pacific Bank conducted a special investigation which determined that trust fee income and trust fee receivables had been overstated in 1999 and 1998 and that certain operational losses had occurred. As a result, the financial statements have been restated from amounts previously reported to properly state trust fee income and trust fee receivables and to recognize the operational losses. Restated net income was $3,566, or $0.68 per diluted share in the six months ended June 30, 1999, compared to the previously reported net income of $3,868, or $0.74 per diluted share. See Note 5, "Restatement" to the consolidated financial statements for further discussion.

RESULTS OF OPERATIONS
--------------------------------------------------------------------------------

Net income totaled $1,863, or $0.36 per share in the three months ended June 30, 1999, compared to $1,709, or $0.30 per share in the same period last year. The 20% increase in net income per share reflects the 9% increase in net income as well as a reduction in the number of shares outstanding. Under the $12,000 Share Repurchase Plan approved by shareholders in December 1998, a total of 531,000 shares have been repurchased to date for $11,043. The return on equity was 10.19% in the second quarter of 1999 compared to 8.31% in the prior year second quarter.


                                                      (As Restated)

                           2nd Qtr    2nd Qtr       2nd Qtr    1st Qtr      Six Months  Six Months
                            1999        1998         1999        1999        1999          1998
Net income                 $1,863       $1,709       $1,863       $1,703       $3,566       $3,273
Net income per share        $0.36        $0.30        $0.36        $0.32        $0.68        $0.57
ROA                         1.06%        1.15%        1.06%        1.01%        1.03%        1.12%
ROE                        10.19%        8.31%       10.19%        9.08%        9.59%        8.06%

Compared to the first quarter of 1999, net income increased $160, or $0.04 per share. The improved results in the current quarter were primarily attributable to no provision for loan losses compared to the $125 recorded in the first quarter of 1999, as well as a 2% increase in fee income with expense growth held to 2% this quarter compared to the first quarter of 1999.

For the six months ended June 30, 1999, net income totaled $3,566, or $0.68 per share, compared to $3,273, or $0.57 per share in the prior year period.

Average balances, net interest income and yields for the quarter and year-to-date periods of 1999 and the prior year are shown in the tables on the following pages.

AVERAGE BALANCE SHEET/ NET INTEREST INCOME/ YIELDS - SECOND QUARTER

                                                                       Three Months Ended June 30
                                              -------------------------------------------------------------------------------
(dollars in thousands)                                         1999                                     1998
                                              --------------------------------------   --------------------------------------
                                                 Average    Interest                      Average    Interest
                                                  Daily      Income/       Yield/          Daily      Income/       Yield/
ASSETS                                           Balance     Expense        Rate          Balance     Expense        Rate
                                              ------------ ------------ ------------   ------------ ------------ ------------
Investment securities(1):
  U.S. Treasury and agency securities           $  51,205    $   751        5.88%       $  56,611     $   875       6.20%
  Collateralized mortgage obligations
    and asset-backed securities                    54,957        766        5.59           19,300         277       5.76
  Municipal securities(2)                           9,988        158        6.34            3,297          58       7.06
  Federal Reserve Bank stock and other              4,301         66        6.15            3,911          61       6.26
                                              ------------ ------------ ------------   ------------ ------------ ------------
      Total investment securities                 120,451      1,741        5.80           83,119       1,271       6.13

Federal funds sold and other interest-
  earning assets                                   28,982        324        4.48           43,313         574       5.32
Loans(3):
  International/trade finance                     126,633      2,793        8.85          155,540       3,808       9.82
  Commercial                                      131,284      3,028        9.25           94,782       2,409      10.19
  Real estate                                     218,183      4,928        9.06          152,700       3,808      10.00
  Personal and other                               20,937        480        9.20           20,772         474       9.15
  Interest rate swaps and floors, net                            100                                      (48)
                                              ------------ ------------ ------------   ------------ ------------ ------------
      Total loans                                 497,037     11,329        9.14          423,794      10,451       9.89
      Total earning assets                        646,470     13,394        8.31          550,226      12,296       8.96
Allowance for credit losses                       (12,415)                                (11,213)
Net unrealized gain (loss)
  on available-for-sale securities                    332                                     427
Cash and due from banks                            33,048                                  28,424
Other assets                                       37,565                                  28,081
                                              ------------ ------------ ------------   ------------ ------------ ------------
TOTAL ASSETS                                    $ 705,000     13,394        7.62        $ 595,945      12,296       8.28
                                              ============ ------------ ------------   ============ ------------ ------------
LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits:
  Noninterest-bearing                           $ 137,389                               $  94,071
  Interest-bearing:
    Money market and savings accounts             290,364      2,203        3.04          225,798       2,076       3.69
    Time deposits of less than $100                69,407        814        4.70           61,610         837       5.45
    Time deposits of $100 or more                 117,286      1,380        4.72          115,126       1,534       5.34
                                              ------------ ------------ ------------   ------------ ------------ ------------
      Total interest-bearing                      477,057      4,397        3.70          402,534       4,447       4.43
                                              ------------ ------------ ------------   ------------ ------------ ------------
      Total deposits                              614,446      4,397        2.87          496,605       4,447       3.59
Borrowed funds                                        416          7        6.75              705          11       6.26
                                              ------------ ------------ ------------   ------------ ------------ ------------
      Total deposits and borrowed funds           614,862      4,404        2.87          497,310       4,458       3.60
                                                           ------------ ------------                ------------ ------------
Other liabilities                                  16,834                                  16,135
Shareholders' equity                               73,304                                  82,500
                                              ------------                             ------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY      $ 705,000                               $ 595,945
                                              ============                             ============
NET INTEREST INCOME - TAX EQUIVALENT
BASIS/NET INTEREST MARGIN                                      8,990        5.58%                       7,838       5.71%
                                                                        ============                             ============
Less: tax-equivalent adjustment                                   50                                       18
                                                           ------------                             ------------
NET INTEREST INCOME                                          $ 8,940                                 $  7,820
                                                           ============                             =============

(1) Yields were calculated based on the historical cost, excluding the net unrealized gain (loss) on available-for-sale securities.
(2) Interest income and yields were calculated on a tax-equivalent basis using a federal tax rate of 35%.
(3) Includes fees on loans of $0.4 million in 1999 and $0.3 million in 1998.

AVERAGE BALANCE SHEET/ NET INTEREST INCOME/ YIELDS - YEAR-TO-DATE

                                                                        Six Months Ended June 30
                                              -------------------------------------------------------------------------------
(dollars in thousands)                                         1999                                     1998
                                              --------------------------------------   --------------------------------------
                                                 Average    Interest                      Average    Interest
                                                  Daily      Income/       Yield/          Daily      Income/       Yield/
ASSETS                                           Balance     Expense        Rate          Balance     Expense        Rate
                                              ------------ ------------ ------------   ------------ ------------ ------------
Investment securities(1):
  U.S. Treasury and agency securities           $  51,278    $ 1,502        5.91%       $  56,685     $ 1,756       6.25%
  Collateralized mortgage obligations
    and asset-backed securities                    56,480      1,586        5.66           20,896         607       5.86
  Municipal securities(2)                           9,946        317        6.43            2,810         101       7.25
  Federal Reserve Bank stock and other              4,215        121        5.79            3,765         113       6.05
                                              ------------ ------------ ------------   ------------ ------------ ------------
      Total investment securities                 121,919      3,526        5.83           84,156       2,577       6.18

Federal funds sold and other interest
  earning assets                                   23,954        524        4.41           41,566       1,103       5.35
Loans(3):
  International/trade finance                     130,723      5,681        8.76          150,521       7,358       9.86
  Commercial                                      131,269      6,097        9.37           93,388       4,711      10.17
  Real estate                                     209,419      9,376        9.03          150,227       7,582      10.18
  Personal and other                               20,363        931        9.22           20,988         978       9.40
  Interest rate swaps and floors, net                            171                                      (97)
                                              ------------ ------------ ------------   ------------ ------------ ------------
      Total loans                                 491,774     22,256        9.13          415,124      20,532       9.97
      Total earning assets                        637,647     26,306        8.32          540,846      24,212       9.03
Allowance for credit losses                       (12,564)                                (11,202)
Net unrealized gain (loss)
  on available-for-sale securities                    502                                     466
Cash and due from banks                            32,787                                  29,420
Other assets                                       37,681                                  27,574
                                              ------------ ------------ ------------   ------------ ------------ ------------
TOTAL ASSETS                                    $ 696,053     26,306        7.62        $ 587,104      24,212       8.32
                                              ============ ------------ ------------   ============ ------------ ------------
LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits:
  Noninterest-bearing                           $ 136,126                               $  92,874
  Interest-bearing:
    Money market and savings accounts             293,492      4,467        3.07          222,068       4,078       3.70
    Time deposits of less than $100                63,236      1,475        4.70           63,061       1,709       5.47
    Time deposits of $100 or more                 110,224      2,600        4.76          110,352       2,962       5.41
                                              ------------ ------------ ------------   ------------ ------------ ------------
      Total interest-bearing                      466,952      8,542        3.69          395,481       8,749       4.46
                                              ------------ ------------ ------------   ------------ ------------ ------------
      Total deposits                              603,078      8,542        2.86          488,355       8,749       3.61
Borrowed funds                                        711         20        5.67              569          19       6.73
                                              ------------ ------------ ------------   ------------ ------------ ------------
      Total deposits and borrowed funds           603,789      8,562        2.86          488,924       8,768       3.62
                                                           ------------ ------------                ------------ ------------
Other liabilities                                  17,248                                  16,338
Shareholders' equity                               75,016                                  81,870
                                              ------------                             ------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY      $ 696,053                               $ 587,132
                                              ============                             ============
NET INTEREST INCOME - TAX EQUIVALENT
 BASIS/NET INTEREST MARGIN                                    17,744        5.61%                      15,444       5.76%
                                                                        ============                             ============
Less: tax-equivalent adjustment                                  101                                       32
                                                           ------------                             ------------
NET INTEREST INCOME                                          $17,643                                 $ 15,412
                                                           ============                             =============

(1) Yields were calculated based on the historical cost, excluding the net unrealized gain (loss) on available-for-sale securities.
(2) Interest income and yields were calculated on a tax-equivalent basis using a federal tax rate of 35%.
(3) Includes fees on loans of $0.7 million in 1999 and $0.5 million in 1998.

NET INTEREST INCOME

Net interest income totaled $8,940 in the three months ended June 30, 1999, compared to $7,820 in the prior year period, an increase of $1,120, or 14%. Average earning assets increased $96,244, or 17%, totaling $646,470 in the second quarter of 1999 compared to $550,226 in the prior year second quarter. The acquisition of Sterling West Bancorp accounted for much of the asset increase over the past year.

The net interest margin was 5.58% in the second quarter of 1999 compared to 5.71% in the prior year second quarter, a decrease during the year of 0.13%. Lower balances in noninterest-bearing equity capital due to the share buyback contributed 0.08% to the decrease in the net interest margin this year. Yields on earning assets decreased 0.65% since last year, 0.10% less than the 0.75% decrease in the guidance rate. Changes to the guidance rate are decided by the bank's management at approximately the same time and to the same extent as changes in other banks' prime rates.

A significant portion of the loan portfolio is priced based on the guidance rate. Real estate loan yields decreased 0.94% due to the rate decreases of 0.75% as well as competitive pressure for loans secured by commercial real estate in California. Real estate loans increased from 36% to 44% of total average loans in this year's second quarter compared to the prior year quarter. Total loan yields decreased in line with the rate changes, yielding 9.14% in the second quarter of 1999 compared to 9.89% in the prior year quarter. The effect of increased real estate loans at lower rates was offset by increased income from interest rate floor contracts as a result of the market rate decreases. Investment securities yielded 5.80% in the second quarter of 1999 compared to 6.13% in the prior year quarter, a decrease of 0.33%. Investment securities with lower yields were purchased in late 1998, but the primarily fixed rates on the securities lessened the impact of the market rate decreases on yields earned. Short-term investments in federal funds sold and other interest-earning assets yielded 4.48% in the current year quarter, a decrease of 0.84% from 5.32% a year ago.

The cost of funds declined 0.73% over the past year, totaling 2.87% in the second quarter of 1999 compared to 3.60% in the second quarter of 1998. Rates paid on money market and savings accounts declined 0.65% over the past year, 0.10% less than the change in the guidance rate. Due to consumer expectations and competitive pressures from mutual fund money market accounts, rates paid on money market accounts generally are not expected to decrease at the same time or to the extent of decreases in market interest rates. Money market and savings accounts averaged $290,364, or 47% of total average deposits in the second quarter of 1999. The negative impact on the cost of funds of this inelasticity in money market rates was limited due to the positive impact of higher noninterest-bearing checking account balances. Largely due to the acquisition of Sterling West Bancorp, noninterest-bearing deposits increased to 22% of total deposits in the second quarter of 1999 compared to 19% of total deposits in the second quarter of 1998.

Rates paid on time deposits of less than $100 decreased 0.75%, yielding 4.70% in the second quarter of 1999 compared to 5.45% in the prior year second quarter. The cost of these deposits decreased with market rates due to the short-term maturities of certificates of deposit offered by

Pacific Bank. The Bank offers a flexible certificate of deposit called a CD advantage account which allows customers to add funds to the account and to reset the interest rate once during the 10- to 13-month term. CD advantage accounts of $14,882 yielding 5.35% matured during the quarter, and were generally rolled into new CD advantage accounts yielding 4.55%. Deposits of $40,444 were held in CD advantage accounts at June 30, 1999.

Compared to the prior quarter, net interest income increased $237, totaling $8,940 in the current quarter compared to $8,703 in the first quarter of 1999. Average assets increased $17,744 during the second quarter of 1999 compared to the prior quarter. The net interest margin decreased to 5.58% in the current quarter from 5.66% in the first quarter of 1999. The decrease in the net interest margin during the quarter was due to increased balances in lower-yielding assets and proportionately lower balances in noninterest-bearing accounts. Federal funds sold averaged $10,112 higher than in the first quarter, and real estate loan balances increased $17,625 higher than in the first quarter, partially offset by lower balances in international/ trade finance loans.

Looking ahead to the next quarter, Pacific Bank increased the guidance rate 0.25% to 8.00% on July 1, 1999. The rate increase should have a positive impact on the net interest margin in the third quarter of 1999. A majority of Pacific Bank's loans reprice upward immediately, while rates paid on certificates of deposit and on other deposit accounts may not be reset at the same time or to the same extent of the increase in the guidance rate. The higher net interest income from the market rate increase will partially be offset by lower income from interest rate floor contracts.

PROVISION FOR CREDIT LOSSES

No provision for credit losses was charged to earnings during the quarter due to net recoveries of previously charged off loans of $685 during the quarter. The allowance for loan losses was 2.41% of loans and 480.66% of nonperforming loans at June 30, 1999. See discussion of the allowance for credit losses in the "Credit Quality" section of Management's Discussion and Analysis for further information.

NONINTEREST INCOME

Noninterest income totaled $2,079 in the second quarter of 1999 compared to $2,212 in the prior year second quarter, a decrease of $133, or 6%. The composition of fee sources changed significantly over the past year. The current trends are generally expected to continue throughout 1999. Trust fees totaled $570 in the second quarter of 1999 compared to $499 in the prior year second quarter, an increase of $71, or 14%. Deposit service fees totaled $453 in the current quarter, an increase of $126, or 39%, over the second quarter of 1998. The acquisition of Sterling West Bancorp in the third quarter of 1998 contributed to the increase in deposit fees. International /trade finance fees decreased $120, or 15%, to $706 in the three months ended June 30, 1999. Gains on sales in the secondary market of loans guaranteed by the Small Business Administration totaled $53 in the second quarter of 1999 compared to $173 in the second quarter of 1998. Investment sales fees totaled $47 in the second quarter of 1999 compared to $294 in the prior year second quarter, a decrease of $247. Pacific Bank outsourced the sales of mutual funds and annuities to customers in December of 1998. Investment sales fees this year represent net gains from the activity, while prior year investment sales fees have not been reduced by the cost of salaries and commissions paid to sales personnel.

Compared to the first quarter of 1999, total noninterest income increased $40 during the second quarter. All fee sources recorded increased results compared to the first quarter, with the exception of trust fees, deposit fees and gains on sales of SBA loans. Noninterest income for six months ended June 30, 1999 totaled $4,118, compared to $4,231 in the prior year period.

NONINTEREST EXPENSE

Noninterest expense of $8,129 increased $1,045, or 15%, over the $7,084 recorded in the prior year second quarter. The efficiency ratio increased to 73.77%, an unfavorable variance to the 70.61% efficiency ratio in the second quarter of 1998.

Salaries and benefits expenses were $4,531, or 56% of total expenses in the second quarter of 1999. Salaries and benefits expenses increased 3% over the prior year second quarter. There were 282 full-time equivalent employees at June 30, 1999 compared to 279 full-time equivalent employees at June 30, 1998. This represents an increase over last year's staffing levels of only 1%, despite the growth in employees associated with the acquisition of Sterling West Bancorp in the third quarter of 1998.

Premises and equipment expense increased $322, or 31%, compared to the second quarter of 1998. Rent increases at Pacific Bank's headquarters in San Francisco contributed $192 to the increase. Costs related to the added branch facilities in Los Angeles acquired with Sterling West Bancorp also contributed to the increased facilities cost. Rent reductions under the branch restructuring plan are expected to be recognized in full beginning in the third quarter of 1999.

Other noninterest expenses increased $608, or 37% compared to the prior year second quarter. Legal and professional fees totaled $561 in the second quarter of 1999 compared to $264 in the prior year quarter, an increase of $297. Outsourced data processing expense, which is largely based on transaction volumes, increased $69 in the current year compared to the second quarter of 1998. Amortization of goodwill totaled $140 this year compared to $34 last year, an increase of $106.

Compared to the first quarter of 1999, noninterest expense increased $121, or 2%, in the second quarter of 1999. Legal and professional fees increased $299 and salaries and benefits expense increased $81 during the quarter, partially offset by a $89 decrease in premises and equipment expense. Noninterest expenses totaled $16,137 in the six months ended June 30, 1999 compared to $13,981 in the prior year period, a 15% increase.

INCOME TAX PROVISION

An income tax provision totaling $1,027 was recorded in the second quarter of 1999, or an effective tax rate of 36% of pretax income. In the prior year second quarter, $1,239 income tax expense was recorded, or an effective tax rate of 42%. The decrease in the effective tax rate in 1999 is primarily due to utilization of California tax credits generated in current and prior years available for lending to companies in designated economic development zones.

In addition, Pacific Bank has increased investments in tax-favored assets during the past year. Holdings of securities issued by states and local municipalities averaged $9,988 in the second quarter of 1999 compared to $3,297 in the prior year second quarter. Pacific Bank has also participated in tax-favored projects that provide subsidized housing to low- and moderate-income California residents.

THE PACIFIC BANK, N.A.
FINANCIAL CONDITION
--------------------------------------------------------------------------------

Pacific Bank's total assets were $727,368 at June 30, 1999, an increase of $14,848, or 2%, from $712,520 at December 31, 1998. Assets increased $29,916 during the quarter, with cash balances returning to normal levels after seasonal lows in the first quarter. Total assets at June 30, 1999 are $141,343, or 24% higher than the prior year balance. The acquisition of Sterling West Bancorp a year ago contributed $106,500 to the increase in assets.

LOANS IN THE DOMESTIC COMMERCIAL BANKING DIVISION

---------------------------------------------------------------------------------------------------
                                                  6/30/99      6/30/98       12/31/98      12/31/97
---------------------------------------------------------------------------------------------------
Commercial loans                                  $127,522     $ 84,924      $119,343      $ 75,287
Real estate loans                                  200,409      131,614       175,072       130,024
Personal and other loans                            17,166       14,264        18,220        18,168
---------------------------------------------------------------------------------------------------
    Total Domestic Commercial Banking Division    $345,097     $230,802      $312,635      $223,479
---------------------------------------------------------------------------------------------------

Loans in the domestic commercial banking division increased $32,462, or 10%, since year-end, totaling $345,097, or 69% of total loans at June 30, 1999. During the quarter, loans in this division increased $10,736 due to higher commercial and real estate loan balances. Commercial loans are generally extended as lines of credit to businesses operating predominantly in California. Asset based loans (financing secured by the inventory and receivables of the business) totaled $16,043, or 5% of this division's loans at June 30, 1999. Loans to small businesses totaling $4,158 were originated and sold in the secondary market during the quarter.

Real estate loans increased $4,779 during the quarter, totaling $200,409 at June 30, 1999. Pacific Bank's real estate loan portfolio includes credits extended for the finance of primarily commercial real estate properties; real estate collateral for loans to commercial businesses; and construction loans. Construction loans accounted for $1,979 of the increase during the quarter, totaling $49,056 at June 30, 1999. At June 30, 1999, approximately 77% of the real estate loans are secured by properties located in Northern California (primarily in the San Francisco Bay Area), while 23% are secured by real estate in the Los Angeles area of Southern California.

LOANS IN THE INTERNATIONAL/TRADE FINANCE DIVISION

---------------------------------------------------------------------------------------------------
                                                  6/30/99      6/30/98       12/31/98      12/31/97
---------------------------------------------------------------------------------------------------
International / trade finance loans               $128,716     $154,114      $140,309      $143,773
Commercial loans                                     9,915       11,913        10,810        11,648
Real estate loans                                   16,366       17,729        16,724        14,840
Personal and other loans                             2,593        4,216         3,996         3,318
---------------------------------------------------------------------------------------------------
    Total loans                                   $157,590     $187,972      $171,839      $173,579
---------------------------------------------------------------------------------------------------


Loans in the international/trade finance division increased $893 during the quarter, after declining for more than a year. Management has actively been reviewing credit exposure to importers in the international/ trade finance division in anticipation of a slowdown in the U.S. economy.

Loans by office in the international/ trade finance division were as follows:

-----------------------------------------------------------------------------
                                 6/30/99       6/30/98    12/31/98   12/31/97
-----------------------------------------------------------------------------
San Francisco*                   $51,219       $56,170     $59,758    $58,224
Los Angeles                       84,640        92,866      85,068     76,871
Hong Kong                         21,731        38,936      27,013     38,484
-----------------------------------------------------------------------------
     Total loans                $157,590      $187,972    $171,839   $173,579
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------

* Includes extensions of credit by the loan production office in Sacramento, California.

Loans in the Hong Kong office have been reduced to 4% of total loans at June 30, 1999 from 9% of total loans a year ago. Loans extended through the Hong Kong office include $8,020 loans secured by real estate in Hong Kong.

ASSETS OF THE WEALTH MANAGEMENT SERVICES DIVISION

Assets of the Wealth Management Services division held in trust accounts on behalf of customers are not recorded on Pacific Bank's balance sheet. Trust assets under administration and management increased $85,300 during the quarter, totaling $991,200 at June 30, 1999. During the quarter, Pacific Bank opened a trust office in Beverly Hills, California, this division's first expansion outside of the San Francisco Bay Area.

DEPOSITS

Deposits increased $30,073 during the quarter, totaling $637,797 at June 30, 1999 compared to $607,724 at March 31, 1999. Core deposits increased $16,438 during the quarter, with noninterest-bearing deposit accounts up $14,775 and money market checking and savings accounts up $1,663. Time deposits of less than $100,000 increased $6,724 and deposits of $100,000 or more increased $6,911 during the quarter.

Compared to the prior year, deposits increased $149,731, or 31%. The growth in deposits since last year was largely due to Pacific Bank's expanded branch presence in key communities in the Los Angeles area. As part of the restructuring plan announced in the fourth quarter of 1998, Pacific Bank closed two of its duplicative deposit branches in Northern California during the quarter.

CAPITAL AND CAPITAL RATIOS

-----------------------------------------------------------------------------------------------------------------
                                                          June 30,      June 30,     Dec. 31,      Dec. 31,
                                                           1999           1998         1998          1997
-----------------------------------------------------------------------------------------------------------------
                                                      (As restated) (As restated) (As restated)
Capital ratios:
Tier 1 capital to risk adjusted assets                    11.48%        16.79%       12.65%        16.74%
Total capital to risk adjusted assets                     12.74         18.05        13.91         18.00
Tier 1 capital to average assets (leverage ratio)          9.08         13.56        10.16         13.21
Book value per share                                     $14.56        $14.97       $14.67        $14.86
Tangible book value per share                             13.03         14.60        13.20         14.47
Cash dividends declared per share-year-to-date             0.16          0.14         0.30          0.14
Dividend payout ratio                                     22.86%        22.95%       57.69%        10.40%
-----------------------------------------------------------------------------------------------------------------

Shareholders' equity decreased $6,980 since year-end, totaling $72,880 at June 30, 1999. Pacific Bank repurchased 42,000 shares of its common stock during the quarter at a cost of $845, or $20.13 per share. Under the $12,000 Share Repurchase Plan approved by shareholders in December 1998, Pacific Bank has repurchased a total of 531,000 shares at a cost of $11,043. The Tier 1 capital to average assets (leverage ratio) was 9.08% at June 30, 1999, compared to the 5.00% regulatory minimum ratio under prompt corrective action standards for well-capitalized banks. The tangible book value per share decreased this year compared to the prior year due to the acquisition of Sterling West Bancorp in July 1998 accounted for as a purchase. The initial goodwill related to the acquisition totaled $6,289 and is being amortized over 15 years. Equity capital is reduced by the unamortized balance of goodwill for purposes of calculating regulatory capital ratios and tangible book value per share.

THE PACIFIC BANK, N.A.
CREDIT QUALITY
(dollars in thousands)
--------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------
                                                    ALLOWANCE FOR LOAN LOSSES          LIABILITY RESERVE
FOR THE SIX MONTHS ENDED JUNE 30                      1999          1998              1999            1998
------------------------------------------------------------------------------------------------------------
Activity in the allowances for credit losses:
Allowance at beginning of period                      $12,335       $10,823           $   -           $   -
Provision for credit losses                               125
Loan charge-offs                                        1,188         1,600
Recoveries of previously charged-off loans             (1,531)         (835)
                                                       ---------------------
Net charge-offs (recoveries)                             (343)          765
Reclassification of reserves                             (700)                        $ 700
------------------------------------------------------------------------------------------------------------
Allowance at end of period                            $12,103       $10,058           $ 700
------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------
Loans
Ratios:

   Allowance to loans                                    2.41%         2.40%
   Allowance to nonperforming loans                    480.66        386.40
   Net charge-offs (recoveries) to average loans        (0.07)         0.18
---------------------------------------------------------------------------

The allowance for loan losses totaled $12,103, or 2.41% of loans and 481% of nonperforming loans at June 30, 1999. At the prior year-end, the allowance for loan losses totaled $12,335, or 2.55% of loans, and 481% of nonperforming loans. A $700 reserve for off-balance sheet credit-related commitments (including standby and commercial letters of credit and undisbursed lines of credit) was transferred from the allowance for loan losses to other liabilities at June 30, 1999.

PROVISION FOR LOAN LOSSES - No provision for loan losses was charged to earnings during the quarter due to net recoveries of previously charged off loans totaling $685. Loan charge-offs in the current quarter totaled $37, and recoveries totaled $722. So far this year, loan charge-offs in the international/ trade finance division totaled $1,159 and recoveries totaled $639. Charge-offs and recoveries in the domestic commercial banking division were $29 and $892, respectively, in the six months ended June 30, 1999. A provision for loan losses totaling $125 was recorded in the first quarter of 1999.


ALLOWANCE FOR LOAN LOSSES - Credit risk is the risk of loss due to the inability of borrowers to repay amounts advanced. The Pacific Bank manages this risk through credit approval guidelines and procedures as well as ongoing monitoring of the financial condition of borrowers and collateral. Reserves are established for known and inherent risks in loans and, to a lesser extent, unused commitments to extend credit.


Pacific Bank's methodology for assessing the adequacy of the allowance consists of several key elements, which include:

-    the formula allowance;
-    specific allowances for identified problem loans; and
-    the unallocated allowance.

In addition, the allowance incorporates the results of measuring impaired loans as provided in Statement of Financial Accounting Standards ("SFAS") No. 114, "Accounting by Creditors for Impairment of a Loan," and SFAS No. 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures." These accounting standards prescribe the measurement methods, income recognition and disclosures concerning impaired loans. At June 30, 1999, impaired loans were $2,518, with an impairment allowance of $111, compared to impaired loans of $2,563 and an impairment allowance of $433 at December 31, 1998.

Allocations of the allowance by portfolio and by risk type at June 30, 1999 and December 31, 1998 are shown in the table below.

                                                    June 30, 1999            December 31, 1998
                                                ---------------------      ----------------------
                                                         As a percent                As a percent
                                                 Amount     of loans       Amount       of loans
-------------------------------------------------------------------------------------------------
ALLOCATION BY PORTFOLIO
International trade finance division             $6,866      4.36%         $6,221        3.62%
Commercial lending division                       3,315      2.60           3,405        2.85
Domestic real estate loans                          737      0.37             599        0.34
Personal and other loans                            205      1.19             211        1.16
Unallocated*                                        980        --           1,899          --
-------------------------------------------------------------------------------------------------
  Total allowance for loan losses               $12,103      2.41         $12,335        2.55
=================================================================================================
ALLOCATION BY RISK TYPE
Formula allowance                                $7,951                    $8,846
Allocations to specific credits                   2,278                       669
Allocations for identified portfolio risks          894                       921
Unallocated*                                        980                     1,899
-------------------------------------------------------------------------------------------------
  Total allowance for loan losses               $12,103                   $12,335
=================================================================================================

* Excludes $700 reserve for losses on commitments at June 30, 1999.

The formula allowance is determined by applying loss factors to current balances of loans and off-balance sheet commitments. The loss factors are based on a migration model that uses three years of loss experience. Management believes that three years reflects the average life of the portfolio. The loss factors may be adjusted by management for significant factors that affect the collectibility of the portfolio at that time. Changes in risk gradings of both performing and nonperforming loans affect the amount of the formula allowance.

Pass graded loans, criticized credits and off-balance sheet commitments receive an allocation of the allowance based on the formula. The second element of the allowance methodology requires loan-by-loan analysis of all significant criticized credits for determination of the adequacy of the formula allowance. Specific allocations of the allowance may be made where management has identified significant circumstances affecting specific credits which management believes indicate the probability that a loss has been incurred in excess of the amount determined by the formula allowance.

Specific allocations of the reserve totaled $2,278 at June 30, 1999. The financial condition of identified borrowers deteriorated during the quarter. At the assessment date, it was doubtful that the liquidation values of the collateral and the reserve amounts determined under the formula allowance covered the loan balances. The specific allocations were made to cover the estimated shortfall.

The unallocated allowance is composed of two parts: allocations to identified portfolio risks; and allocations for estimation errors. The first part is based on management's evaluation of various conditions that are not directly measured in the determination of the formula allowance or specific allocations. The evaluation of the inherent loss due to these conditions is more difficult to measure since the losses are not tied to specific credits or portfolios. Conditions at the balance sheet date considered in connection with the unallocated allowance include the following:

- economic conditions and business conditions affecting our key lending portfolios, in the U.S. and overseas;
- credit quality trends, including trends in nonaccrual loans expected to result from existing conditions;
-    quality and value of supporting collateral ;
-    the volume of loans and loan terms;
-    lending policies and the affect of policy changes;
-    industry concentrations;
-    bank regulatory examination results; and
-    findings of our internal credit examiners.

Executive management reviews these conditions on a quarterly basis in discussion with senior credit officers. The affect of current conditions is evaluated for each key lending portfolio. The second part of the unallocated allowance is based on management's estimate of the risk associated with model and estimation errors associated with the formula and specific allowances.

Management continually reviews the conditions that are considered in determining the adequacy of the unallocated allowance. Changes in the conditions considered may affect the analysis. Assessment by the Bank's lending officers of the impact of the year 2000 issue on customer's credit risk has been considered as an integral part of the credit review process for all of Pacific Bank's large credits. Identifiable losses from customers with year 2000 compliance issues have not arisen to date. As a result, no specific allocation of the allowance for loan losses was made to cover year 2000 risks at June 30, 1999.

Determination of the level of the allowance and provision for loan losses is based on estimates of probable losses inherent in loans and off-balance sheet commitments. The amount actually reserved for these losses can vary significantly from the estimated amounts. The methodology includes several features intended to reduce the differences between estimated and actual losses. The loss migration model used to determine the formula allowance is designed to be self-correcting by taking into account recent loan loss experience. The methodology allows for adjustments to the formula allowance in the event that significant factors affecting the collectibility of specified credits indicate losses not reflected in the loss factors. By assessing probable estimated losses on a quarterly basis, management is able to evaluate loss estimates based on more recent information that has become available.

Nonperforming assets were $2,518, or 0.50% of loans and other real estate at June 30, 1999, compared to $2,945, or 0.61% of loans and other real estate at December 31, 1998. Since year-end, nonaccrual loans in the international/ trade finance division decreased due to payments and charge-offs to the allowance for loan losses. Nonaccrual loans in the domestic commercial banking portfolio increased during the quarter, primarily due to deterioration in several credits guaranteed by the Small Business Administration. No loans were 90 days past due and still accruing interest at June 30, 1999 or December 31, 1998. The one remaining foreclosed real estate asset acquired with Sterling West Bancorp was sold during the quarter.

Nonperforming assets at quarter-end of this year and the prior year, as well as at the end of last year, were as follows:

---------------------------------------------------------------------------------------------
                                                           JUNE 30,    DECEMBER 31,  JUNE 30,
                                                             1999         1998        1998
---------------------------------------------------------------------------------------------
Nonaccrual loans                                            $ 2,518      $ 2,563     $ 2,350
Loans past due 90 days and still accruing interest               --           --         253
Nonperforming loans                                           2,518        2,563       2,603
Other real estate owned                                          --          382          --
Nonperforming assets                                          2,518        2,945       2,603
Nonperforming assets to loans and other real estate            0.50%        0.61%       0.62%
---------------------------------------------------------------------------------------------

THE PACIFIC BANK, N.A.
ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT
MARKET RISK  (dollars in thousands)
--------------------------------------------------------------------------------

INTEREST RATE RISK
Pacific Bank prepares computer simulations of interest rate risk on a quarterly basis. The analysis projects the effect of an immediate and sustained change in interest rates of 2% on net interest income and the net present value of equity over the following twelve-month period. At June 30, 1999, Pacific Bank's sensitivity to rate decreases was slightly higher than at year-end due to the maturity of interest rate floor contracts, but was still within policy limits. For further information, refer to the disclosure in Pacific Bank's Restated 1998 Annual Report.

THE YEAR 2000 ISSUE
PACIFIC BANK'S EFFORTS TO DATE - A significant known operating risk is the year 2000 issue. The year 2000 issue is the result of computer programs that may recognize a date using "00" as the year 1900 rather than the year 2000. Pacific Bank completed in 1997 and continuously updates a comprehensive review of its computer systems to identify systems that could be affected by the year 2000 issue. Pacific Bank has no critical internally developed software programs that require remediation to become year 2000 compliant. Pacific Bank's third party providers of computer systems that have been identified as critical to bank operations are in the remediation or testing stage. Changes to tested systems are being controlled and retested if necessary. There can be no assurance that Pacific Bank's systems or the systems of other companies will be timely converted or that any such failure to convert by another company would not have a material adverse effect on the Pacific Bank's ability to process and account for the transfer of funds electronically.

Pacific Bank's efforts to address the year 2000 issue were focused during the quarter on the evaluation of testing conducted by third parties of their remediated mission critical software, as well as testing of contingency plans for core business processes. Steps for remediation of potential problems encountered during testing of the contingency plans were addressed. The Bank's network computer system was tested by simulated processing with the clock set forward, with no discernible negative effects. Efforts during the next few months will be directed toward testing of non-mission critical systems and communications with customers.

Pacific Bank is reliant on third-party providers of critical systems to process daily transaction activity. As a result, Pacific Bank's year 2000 staff have been coordinating with these systems vendors to verify their continued progress with year 2000 efforts. One major vendor indicated that we have been operating on remediated software since the end of 1998. We are examined by our primary regulator, the Office of the Comptroller of the Currency ("OCC"), on a quarterly basis concerning our progress with year 2000 readiness. The examination reports indicate that Pacific Bank has met the year 2000 readiness criteria established by the federal regulatory agencies at each examination date. There can be no assurance that Pacific Bank's systems or the systems of other companies will be timely converted or that any such failure to convert by another company would not have a material adverse effect on the Pacific Bank's business.

COSTS - Personal computers and other bank equipment that are not year 2000 compliant are scheduled to be updated or replaced. The cost of accelerated equipment purchases is estimated at less than $100 over the next year. The direct cost of year 2000 efforts are limited to the two additional information technology staff members coordinating the year 2000 effort, estimated at less than $100 each year. Pacific Bank's loan officers have reviewed year 2000 compliance efforts of all large credit customers as an integral part of the credit administration process. One customer rated as high risk due to year 2000 concerns sold the business and paid off all loans from the Bank. Other customers improved their year 2000 risk ratings over the period, so that no borrowers remain at high risk due to year 2000 concerns. A final year 2000 assessment of loan customers' compliance efforts will be completed by the end of the third quarter.

RISKS - As a financial intermediary, Pacific Bank is reliant on the swift transfer of funds electronically to and from a wide network of customers, including but not limited to other financial institutions worldwide. Failure of the payment system in whole or in part would delay the transfer of funds, largely affecting the ability of Pacific Bank to operate effectively.

Pacific Bank purchases products and services from over 800 vendors. While there is a risk of failure by a vendor to deliver or bill for services provided due to noncompliance with year 2000 issues, Pacific Bank has no one vendor, other than the third party providers of computer systems discussed above, on which undue reliance is placed. Pacific Bank primarily leases its space and is reliant on the management of each leased location to ensure year 2000 compliance at its facilities.

Pacific Bank's core lines of business may face different year 2000 risks. The International/ Trade Finance division's customers are largely located in the U.S., but their trading partners may be located anywhere in the world. Awareness and remediation of the year 2000 issue in other countries varies considerably. The Wealth Management Services division relies on efficient operation of securities markets and timely dissemination of market information. The Domestic Commercial Banking division faces risks from smaller credit customers that may not have the resources to deal effectively with the year 2000 issue. The legal ramifications of year 2000 issues are difficult to enumerate or value, but potentially Pacific Bank could be named as a party to lawsuits from customers, or Pacific Bank could file lawsuits against vendors as a result of year 2000 difficulties.

CONTINGENCY PLANS - Pacific Bank's line managers and year 2000 staff tested contingency plans for critical business processes prior to the June 30, 1999, deadline established by the OCC. Contingency plans outline the actions necessary by bank staff to maintain bank operations in the event of a short-term disruption in electrical power, telecommunications or computer equipment. The scope of the plans is limited to two or three days of isolated systems failures. Longer outages or widespread failures affecting San Francisco and Los Angeles simultaneously are beyond the scope of the contingency plans. During the remainder of 1999, testing of nonmission critical systems will continue. Bank staff will participate in event planning training sessions to simulate problem situations and actions necessary to resolve the problems.

Pacific Bank considers the reasonably most likely worst case scenario to be short-term inability to access up-to-the minute balances of customers' accounts. Pacific Bank has developed contingency plans to limit the impact on customer withdrawals in the event of systems failures. Balance information will be tracked manually in the event of a short-term systems failure. Additional cash is expected to be maintained on hand in the event of increased liquidity needs that may result from concerns about the availability of deposited funds. Branch managers and line officers have overdraft authority to cover withdrawals when balance information is not obtainable. While there can be no assurance that Pacific Bank's systems or systems of third-party providers will not be adversely affected by year 2000 difficulties, our contingency plans are intended to reduce the impact of such failures on our customers.

THE PACIFIC BANK, N.A.
PART II OTHER INFORMATION
--------------------------------------------------------------------------------

ITEM 1 - LEGAL PROCEEDINGS

See the section titled "Item 3 - Legal Proceedings" of Pacific Bank's 1998 Annual Report on Form 10-K/A regarding certain pending litigation. Other than these matters, there are no material pending legal proceedings, other than ordinary, routine litigation incidental to Pacific Bank's business, to which Pacific Bank is a party or of which any of its property is subject.

ITEM 4 - SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

The annual meeting of shareholders of was held on April 22, 1999. A quorum was established with the presence of 4,419,397 shares of 5,157,328 shares of common stock outstanding. The following matters were voted upon at the annual meeting with the voting results as indicated:


PROPOSAL NO. 1 - ELECTION OF DIRECTORS - The following persons were elected as directors, with no abstentions:

Name                                       Votes For                   Votes Withheld
Frank M. Brown                             4,377,217                   42,180
Norman E. Dean                             4,377,217                   42,180
Richard A. Dumke                           4,373,817                   45,580
Scott R. Loring                            4,377,217                   42,180
Anton Qiu                                  4,375,817                   43,580
Fran A. Streets                            4,377,217                   42,180
Michael Tun Zan                            4,376,697                   42,700



PROPOSAL NO. 2 - RATIFICATION OF INDEPENDENT AUDITORS

The firm of Deloitte & Touche LLP was ratified to serve as Pacific Bank's independent auditors for fiscal year 1999. There were 4,417,187 cast for the proposal, 1,390 votes cast against the proposal, and 820 abstentions.

ITEM 6 - EXHIBITS AND REPORTS ON FORM 8-K

(a)        EXHIBITS

3(i) Articles of Association, as amended. Filed as Exhibit 3 (i) to Pacific Bank's Annual Report on Form 10-K for the year ended December 31, 1998 and incorporated herein by reference.
3(ii) Bylaws, as amended. Filed as Exhibit 3 (ii) to Pacific Bank's Annual Report on Form 10-K for the year ended December 31, 1996 and incorporated herein by reference.

4.1 Specimen share certificate. Filed as Exhibit 4.1 to Pacific Bank's Annual Report on Form 10-K for the year ended December 31, 1996 and incorporated herein by reference.
4.2 Shareholder Rights Plan filed on Form 8-K on November 6, 1996 and incorporated herein by reference.
10.1 Second amendment to standard office building lease, dated April 29, 1994, for premises at 100 Montgomery Street, San Francisco. Filed as
         Exhibit 10.2 to the Bank's Annual Report on Form 10-K for the year ended December 31, 1994, and incorporated herein by reference.
10.2 Lease dated April 7, 1983 for premises at 101 California Street, San Francisco. Filed as Exhibit 5.2 (1) to the Bank's Registration Statement on Form F-1 and incorporated herein by reference.
10.3 Lease dated October 1, 1985 for premises at 351 California Street, San Francisco. Filed as Exhibit 5.2 (2) to the Bank's Registration Statement on Form F-1 and incorporated herein by reference.
10.4 Assignment of lease dated April 30, 1987 for premises at 100 Montgomery Street, San Francisco. Filed as Exhibit 5.2 (3) to the Bank's Registration Statement on Form F-1 and incorporated herein by reference.
10.5 Assignment of lease dated December 6, 1991 for premises at 5501 Geary Boulevard, San Francisco. Filed as Exhibit 5.2 (8) to the Bank's Annual Report on Form F-2 for the fiscal year ended December 31, 1991 and incorporated herein by reference.
10.6 Assignment of lease dated July 10, 1992 for premises at 1841 El Camino Real, Burlingame, California. Filed as Exhibit 10.12 to the Bank's Annual Report on Form 10-K for the fiscal year ended December 31, 1992 and incorporated herein by reference.
10.7 Eighth amendment to standard office building lease dated October 15, 1993, for premises at 351 California Street, San Francisco. Filed as
         Exhibit 10.14 to the Bank's Annual Report on Form 10-K for the fiscal year ended December 31, 1993 and incorporated herein by reference.
10.9 Lease dated December 1, 1994, for premises at 601 South Figueroa Street, Los Angeles filed as Exhibit 10.23 to the Bank's Annual Report on Form 10-K for the fiscal year ended December 31, 1995 and incorporated herein by reference.
10.10 Lease dated August 28, 1996 for premises at 555 Capitol Mall, Sacramento. Filed as Exhibit 10.17 to Pacific Bank's Annual Report on Form 10-K for the year ended December 31, 1996 and incorporated herein by reference.
10.11 Lease dated November 20, 1996 for premises at 2301 Alexandra House, 16-20 Chater Road, Central Hong Kong. Filed as Exhibit 10.20 to Pacific Bank's Annual Report on Form 10-K for the year ended December 31, 1996 and incorporated herein by reference.
10.14    Directors and Officers Indemnification Agreement. Filed as Exhibit
         10.14 to Pacific Bank's Annual Report on Form 10-K for the year ended December 31, 1998 and incorporated herein by reference.
10.15 Tax Deferred Savings Plan. Filed as Exhibit 5.7 to the Bank's Annual Report on Form F-2 for the fiscal year ended December 31, 1991 and incorporated herein by reference.

10.16    Supplemental Executive Retirement Plan dated July 1, 1996. Filed as
         Exhibit 10.16 to Pacific Bank's Annual Report on Form 10-K for the year ended December 31, 1996 and incorporated herein by reference.
10.17 Executive Employment Contract for the President and Chief Executive Officer dated November 5, 1996. Filed as Exhibit 10.18 to Pacific Bank's Annual Report on Form 10-K for the year ended December 31, 1996 and incorporated herein by reference.
10.18 Executive Employment Contract for the Chief Financial Officer and Chief Credit Officer dated November 5, 1996. Filed as Exhibit 10.19 to Pacific Bank's Annual Report on Form 10-K for the year ended December 31, 1996 and incorporated herein by reference.
10.19 1993 Stock Option Plan and Agreement, as amended. Filed as Exhibit 10.1 to Pacific Bank's Registration Statement on Form S-8 on April 21, 1997 and incorporated herein by reference.
10.20 1998 Stock Option Plan. Filed as Exhibit 4.3 to Pacific Bank's Registration Statement on Form S-8 on October 21, 1998 and incorporated herein by reference.
10.21 Agreement for Item Processing Services between The Pacific Bank, N.A. and EDS Corporation dated April 24, 1998, filed as Exhibit 10.22 to Pacific Bank's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1998 and incorporated herein by reference.
10.22 Share Repurchase Plan dated September 17, 1998, filed with Pacific Bank's Special Meeting of Shareholders Proxy Statement on November 10, 1998 and incorporated herein by reference.
10.23 Second Amendment to the Executive Employment Contract for the Chief Financial Officer dated December 17, 1998. Filed as Exhibit 10.24 to Pacific Bank's Annual Report on Form 10-K for the year ended December 31, 1998 and incorporated herein by reference.
10.24 Second Amendment to the Executive Employment Contract for the Chief Credit Officer dated December 17, 1998. Filed as Exhibit 10.25 to Pacific Bank's Annual Report on Form 10-K for the year ended December 31, 1998 and incorporated herein by reference.
10.25 Executive Employment Contract for Senior Vice Presidents dated December 17, 1998. Filed as Exhibit 10.26 to Pacific Bank's Annual Report on Form 10-K for the year ended December 31, 1998 and incorporated herein by reference.
10.26 Executive Employment Contract for the Senior Lending Officer dated April 16, 1999. Filed as Exhibit 10.26 to Pacific Bank's Annual
         Report on Form 10-Q for the quarter ended June 30, 1999 and incorporated herein by reference.


(b)  REPORTS ON FORM 8-K

               None.

THE PACIFIC BANK, N.A.
SIGNATURES
--------------------------------------------------------------------------------

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                        The Pacific Bank, National Association

Date:    January 5, 2000                       /s/ John P. Halicky
                                            ------------------------
                                                 John P. Halicky
                                          Executive Vice President and
                                             Chief Financial Officer
                                          (Principal Financial Officer)

                                              /s/ Barbara L. Thomas
                                            ------------------------
                                                Barbara L. Thomas
                                          Vice President and Controller
                                         (Principal Accounting Officer)